FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 20, 2005
Provident Energy Trust (Translation of registrant's name into English)
700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	.........	Form 40-F	...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	........	No	...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provident to Expand Redwater Facility Anchor tenant secured for new condensate receiving terminal to serve oilsands industry NEWS RELEASE NUMBER 24- 05 October 20, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) has signed an agreement with EnCana Oil & Gas Partnership, an affiliate of EnCana Corporation (TSX, NYSE: ECA), to provide rail offloading and terminalling services for condensate to be used as a heavy oil diluent. A new condensate offloading facility is under construction at Provident’s natural gas liquids (NGL) fractionation plant at Redwater, Alberta. The existing plant, which already has some capability to terminal condensate, is being expanded to offload and redeliver an additional 35,000 barrels per day of condensate for EnCana and other heavy oil producers. The expansion will also include a new multi-product truck loading facility. These new terminals will complement the existing pipeline connections to and from the plant and will be in service in the second quarter of 2006, at a total cost approaching $50 million. Full utilization of this facility’s capacity is expected to increase the current Western Canadian diluent supply by more than 15 percent.

“This expansion marks an important step in building Provident’s midstream storage and services business,” said Andrew Gruszecki, Provident’s Vice President, NGL Services. “Redwater is already a best-in-class fractionation facility, and this new terminal will generate additional fee-for-service revenue and add considerable flexibility to our overall operations. The plant is strategically located in the Alberta Industrial Heartland region and is well positioned to complement proposed infrastructure and upgrading expansions in this area. Expanding our rail and truck facilities and terminalling more condensate will increase our ability to address the oilsands industry’s growing need for condensate as diluent.”

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

Investor and Media Contact: Laurie Stretch Senior Manager Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: October 20, 2005	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Vice President, Finance, Chief Financial Officer and Corporate Secretary